UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

PFIZER INC 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pharmacia Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP

Memphis, Tennessee
June 29, 2007

PHARMACIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2006	2005

Assets:
Investments, at fair value:
Pfizer Inc common stock	$320,097	$315,385
Pfizer Inc preferred stock	233,139	251,483
Common/collective trust funds	1,156,469	1,080,038
Fixed income investments	626,076	694,081
Mutual funds	438,657	400,645
	2,774,438	2,741,632
Loans to participants	29,162	29,948
Total investments, at fair value	2,803,600	2,771,580

Receivables:
Company contributions	9,899	11,841
Participant contributions	2,922	2,765
Dividends and interest	2,333	2,757
Total receivables	15,154	17,363

Total assets	2,818,754	2,788,943

Liabilities:
Notes payable	12,371	30,614
Interest payable	6,432	14,700
Investment management fees payable	1,176	1,376
Total liabilities	19,979	46,690

Net assets available for plan benefits, at fair value	2,798,775	2,742,253

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	274	(1,561)

Net assets available for plan benefits	$2,799,049	$2,740,692

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
(in thousands of dollars)	2006	2005

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$ 246,604	$ 17,976
Interest income	35,114	35,321
Dividend income	25,650	25,141
Interest income on participants' loans	1,864	1,632
	309,232	80,070

Contributions:
Participant	81,866	91,955
Rollovers	14,049	12,270
Company	52,740	36,324
	148,655	140,549

Total additions	457,887	220,619

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	395,961	326,637
Administrative expenses	2,192	4,981
Interest expense on notes payable	1,377	3,212
Total deductions	399,530	334,830

Net increase/(decrease)	58,357	(114,211)

Net assets available for plan benefits:
Beginning of year	2,740,692	2,854,903
End of year	$2,799,049	$2,740,692

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

1.    Description of the Plan

The following brief description of the Pharmacia Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution retirement plan with two component parts: a Section 401(k) plan and a Section 401(m) plan. The Section 401(m) plan consists of Employee Stock Ownership Plan ("ESOP") funds (collectively, the Pharmacia ESOP Funds) and funds that do not constitute an ESOP.  The Pharmacia ESOP Funds consist of a Preferred ESOP Fund (which holds Pfizer preferred stock released from a leveraged ESOP whose exempt loan was fully repaid in January 2007); and a Common ESOP Fund (which holds Pfizer common stock released from a leveraged ESOP whose exempt loan was repaid in June 2007). The Plan covers substantially all domestic employees of Pfizer Inc (the "Company") not otherwise covered by another defined contribution retirement plan of the Company.

The Plan is part of the Pharmacia Retirement Choice Program ("Choice Program") available to all employees, except those on long-term disability benefits, those employed by the Company in Puerto Rico, those covered under the Pre-Retirement Terminated Leave of Absence program those covered under a specifically designated severance package, or those covered under another comparable Company program. The Choice Program is made up of a traditional pension plan and a 401(k) savings plan. Under the Choice Program, eligible employees select either Option 1 which provides greater pension plan benefits or Option 2 which provides greater savings plan benefits.

Effective April 1, 2007, the Company and certain of its Puerto Rico subsidiaries created a new savings plan for certain employees and former employees who legally reside in Puerto Rico, and those employees were no longer eligible to participate in the Plan as of that date.  This new plan, called the Pharmacia Savings Plan for Employees Resident in Puerto Rico, generally mirrors the provisions of the Pharmacia Savings Plan; however, it is not a tax-qualified plan under the Internal Revenue Code of 1986, as amended (the "U.S. Code").  It is a tax -qualified plan under the Puerto Rico Internal Revenue Code of 1994, as amended (the "P.R. Code") and only subject to Puerto Rico tax law.  Effective April 1, 2007, a Puerto Rico-based trust, The Pharmacia Savings Plan for Residents of Puerto Rico, was also created to hold the assets of the Pharmacia Savings Plan for Employees Resident in Puerto Rico.  Banco Popular de Puerto Rico is the trustee of that trust.  Effective April 1, 2007, the assets and liabilities of the affected employees in the Pharmacia Savings Plan and trust were transferred to the new plan and trust.  Pfizer Pharmaceuticals LLC is the sponsor of this new plan.

Plan Administration

The Administrative Committee - U.S. Plans is responsible for administering the Plan operations in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Global Benefits Investment Committee is responsible for monitoring the Plan investments.

Administrative Expenses

The Plan pays certain outside service provider expenses (e.g., investment manager, recordkeeping and trustee fees) incurred in the operation of the Plan. Certain other expenses are paid by the Company.

Contributions

Participants (other than Puerto Rico participants) may elect to contribute on a before-tax or after-tax basis from 1% to 20%, in 1% increments, of their compensation, as defined in the Plan Document.  Puerto Rico participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 18%, in 1% increments, of their compensation, as defined in the Plan Document. Contributions are subject to certain restrictions under the U.S. Code, and for the Puerto Rico participants, contributions are also subject to certain additional restrictions under the P.R. Code. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other employer sponsored savings plans that are qualified under both the P.R. Code and U.S. Code and certain IRAs.

Prior to June 16, 2006, Company matching contributions were the basis for allocating shares of the Preferred ESOP Fund to participants' accounts in combination with a Common ESOP Fund also sponsored by the Company. The preferred stock, previously held by the Preferred ESOP Fund, has been fully allocated to participant accounts in accordance with the ESOP loan payment schedule and the provisions of the Plan. Dividends paid to the participants' Preferred ESOP Fund accounts were previously substituted for an allocation in preferred stock, the cash being used to fund subsequent ESOP loan payments. Dividends paid to the participants' Preferred ESOP Fund accounts are now substituted for an allocation in common stock since the preferred stock has been fully allocated.

Subsequent to June 15, 2006, Company matching contributions are made in cash and common stock is purchased on behalf of the participants.

For employees eligible for the Choice Program, the Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program is selected. Participants hired, rehired, or newly eligible after October 1, 2005 are automatically enrolled in Option 2.  Under both Options, the Company will match 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. Prior to June 2006, the match was allocated as a combination of Preferred ESOP Fund and Common ESOP Fund shares . The Company match for the 2006 plan year was allocated 100% to the Preferred ESOP Fund in shares from January 2006 to May 2006. During June 2006, 91% of the match was allocated as Preferred ESOP Fund shares and 9% of the match was allocated as cash.   In July 2006, the Common ESOP Fund external debt was assumed by the Company, and the Company began funding the match 100% to the Common ESOP Fund which was accomplished by contributing cash to the trust which was then used to purchase Pfizer common stock in the open market.  The Preferred ESOP Fund and Common ESOP Fund allocated shares of stock to participants such that, at the time of allocation, the total value of the shares allocated was equivalent to the Company match. Under Option 2 of the Choice Program there is an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which is based on the participant's ages as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

The additional match under Option 2 is made in cash and allocated to the participant's current investment fund elections (not into the Pharmacia ESOP Funds).

For Puerto Rico participants, the Company matches 100% of participant contributions, from 1% to 5% of compensation, in the form of preferred stock or cash within the Preferred ESOP Fund. The Company match for the 2006 plan year was funded with shares of preferred stock from January 2006 to May 2006.  The Preferred ESOP Fund allocated shares of preferred stock to participants such that, at the time of allocation, the total value of the shares allocated was equivalent to the Company match. The match was partially funded in preferred shares and partially funded in cash during June 2006.  Beginning in July 2006, the Company match was funded to the Pfizer Common Stock Fund which was accomplished by contributing cash to the trust which was then used to purchase Pfizer common stock in the open market.

The Company contributed to the Common and Preferred ESOP Fund's cash amounts that were necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on each ESOP's outstanding debt and to release stock to cover allocations to participant accounts. Company dividends paid to each ESOP and certain other funds were also used to repay the outstanding ESOP debt.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Choice Program Participants

Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan Document.

Plan participants eligible for the Choice Program were provided with fund options as outlined below.

a)	Income Fund
b)	Core Bond Fund
c)	Value Stock Fund
d)	Large Company Stock Fund
e)	Growth Stock Fund
f)	Mid-Small Company Stock Fund
g)	International Stock Fund
h)	Pfizer Common Stock Fund
i)	Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may change their investment elections as often as once a day.

A self-directed brokerage account is an investment option. Participants can choose from about 5,400 mutual funds with varying degrees of potential risk and return.

In addition, the Plan includes four asset allocation funds, which allow Choice Program participants varying degrees of risk and return, including (in order of risk tolerance, least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund.  Investments in the Core Bond Fund, Large Company Stock Fund, Mid-Small Company Stock Fund and the International Stock Fund are used in predetermined mixes to form the asset allocation funds.

For Choice Program participants, Company matching contributions for up to the first 5% of compensation and earnings thereon are only posted to the Pharmacia ESOP Funds.

Other Plan Participants

Investment fund options available to all Plan participants currently not included in the Choice Program (primarily participants employed in Puerto Rico) are listed below.

a)	Income Fund
b)	American Balanced Fund
c)	Indexed Stock Fund
d)	Neuberger Berman Guardian Fund
e)	American Century Ultra Fund
f)	Templeton Foreign Fund
g)	Pfizer Common Stock Fund
h)	Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

For Puerto Rico participants, the Company match for the 2006 plan year was funded with shares of preferred stock from January 2006 to May 2006.  The Preferred ESOP Fund allocated shares of preferred stock to participants such that, at the time of allocation, the total value of the shares allocated was equivalent to the Company match. The match was partially funded in preferred shares and partially funded in cash during June 2006.  Beginning in July 2006, the Company match was funded to the Pfizer Common Stock Fund which was accomplished by contributing cash to the trust which was then used to purchase Pfizer common stock in the open market.

Prior to 2006, U.S. participants were allowed to transfer their Pfizer Common Stock Fund balance (i.e., pertaining to Company matching contributions and earnings thereon) and their Preferred ESOP Fund balance into the other available investment fund options upon attaining age 50. Participants in Puerto Rico were allowed to diversify their Company match account upon attaining age 55 and ten years of service.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company matching contributions out of the Preferred ESOP Fund and/or the Common ESOP Fund from age 55 to age 40. A participant who has attained age 40 may diversify up to 25% of their total units in the Preferred ESOP Fund and/or the Common ESOP Fund .  The amount of total units eligible for diversification increases 25% each 5 years through age 55 at which time the participant may diversify 100% of their units in the funds.  U.S. participants who were age 50 as of December 31, 2005 continue to be able to diversify 100% of their units as well as any future Company matching contributions.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify all of their Company matching contributions into the other available investment fund options at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into the other available investment fund options.

The Northern Trust Company ("Northern Trust") is trustee for the Plan. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments. To the extent any Plan assets are so invested, they are invested in funds managed by Northern Trust. Northern Trust is a related party to the Plan.

Loans to Participants

The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of five hundred dollars up to a maximum equal to the lesser of 50% of their vested account balance or fifty thousand dollars (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest rates on outstanding loans ranged from 4.75% to 10.50% at December 31, 2006 and from 4.75% to 10.51% at December 31, 2005. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.  U.S. participants are subject to an additional 10% penalty tax.

Benefit Payments

Benefits are paid either in cash or in cash and common stock. Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund and the Pharmacia ESOP Funds. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum or in installments.

In-Service Withdrawals

Participants may also elect to make in-service withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company except as otherwise permitted under ERISA.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 7.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.  The Plan adopted the FSP effective December 31, 2006 and retroactively implemented its requirements to the statement of net assets available for plan benefits as of December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with U.S, generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of increase or decrease to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at quoted market price as of the last business day of the Plan year. Shares of mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Fixed income investments consist of synthetic investment contracts ("SICs") which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, because these investments are fully benefit-responsive (see Note 5). Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Pfizer preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer common stock multiplied by 2.57486 on the last business day of the Plan year (preferred stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer preferred stock was valued at $66.69 at December 31, 2006 and $60.05 at December 31, 2005 based on the closing Pfizer common stock price of $25.90 on December 31, 2006 and $23.32 on December 31, 2005.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments, and the change in contract value of the SICs.

Risks and Uncertainties

Investment securities, including Pfizer Inc common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their fair values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3.    Tax Status of the Plan

The Plan obtained its latest determination letter dated July 17, 2003 in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the accompanying financial statements.

4.    Investments

The following investments represent 5% or more of the Plan's net assets.

	December 31,
(in thousands of dollars)	2006	2005

Barclays Global Investors Equity Index Fund (11,471,820 and 12,644,754 units, respectively)	$504,875	$480,248
Pfizer Inc common stock (12,358,975 and 13,524,232 shares, respectively)*	320,097	315,385
AEGON Global Wrap Contract (synthetic investment contract)	360,407	392,586
Pfizer Inc preferred stock (3,495,909 and 4,188,187 shares, respectively)*	233,139	251,484
Barclays Global Investors Intermediate Government Credit Bond Fund (12,531,294 and 13,667,613 units, respectively)**	221,804	232,213
Fidelity Growth Company Fund (2,822,898 and 3,044,652 units, respectively)	196,784	193,731
Dodge & Cox Stock Fund (1,393,084 and 1,317,586 units, respectively)	213,783	180,799
Capital Guardian International Non-U.S. Equity Fund (11,258,643 and 10,882,064 units, respectively)	246,114	196,639

*  Nonparticipant-directed shares (See Note 6)

**This fund was replaced by the BGI Core Bond Fund effective January 1, 2007

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Years ended December 31,
(in thousands of dollars)	2006	2005

Mutual funds	$49,804	$37,790
Pfizer Inc common stock	34,231	(51,676)
Pfizer Inc preferred stock	20,647	(41,200)
Common/collective trust funds	141,922	73,062
	$246,604	$17,976

5.    Investment Contracts with Insurance Companies

The Plan's fixed income investments consist primarily of fully benefit-responsive SICs. The contract value of the SICs represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. At December 31, 2006, the Plan held SICs with a contract value of approximately $626 million and a fair value of approximately $626 million.  At December 31, 2005, the Plan held SICs with a contract value of approximately $693 million and a fair value of approximately $694 million.

SICs consist of a portfolio of underlying assets owned by the plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the plan's stable value fund.  "Permitted participant-initiated withdrawals" mean withdrawals from the plan's stable value fund which directly result from participant transactions which are allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the plan's stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 5.2% for 2006 and 5% for 2005. The crediting interest rates were approximately 5% for both 2006 and 2005.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.    Nonparticipant-directed Investments and Notes Payable

The Plan includes the following nonparticipant-directed funds: Pfizer Common Stock Fund, Preferred ESOP Fund and the Common ESOP Fund. These funds and their related activity were as follows:

Pfizer Common Stock Fund

 Effective April 1, 1999, the Pfizer Common Stock Fund was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, prior to March 2007, certain Company contribution balances (and earnings thereon) within the Pfizer Common Stock Fund could only be transferred out of the fund into other investment options after participants satisfied certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

Below are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits relating to the Pfizer Common Stock Fund:

	December 31,
(in thousands of dollars)	2006	2005

Net Assets:
Investments, at fair value:
Short-term investment funds	$1,160	$1,516
Pfizer Inc common stock	138,297	149,164
Total investments	139,457	150,680

Receivables:
Company contributions	8	20
Participant contributions	111	60
Dividends and interest	6	5
Total receivables	125	85

Net assets available for plan benefits	$139,582	$150,765

	Years ended December 31,
(thousands of dollars)	2006	2005
Changes in Net Assets:
Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$16,064	$(23,716)
Interest	181	156
Dividends	5,736	5,157
Total investment income/(loss)	21,981	(18,403)

Participant contributions	3,372	5,366
Company contributions	1,562	823
Participant loan repayments	799	777
Total additions/(reductions)	27,714	(11,437)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	20,225	21,150
Participant loan transaction transfers, net	1,013	1,023
Transfers to/(from) investment funds, net	17,659	11,021
Total deductions	38,897	33,194

Net decrease	(11,183)	(44,631)

Net assets available for plan benefits:
Beginning of year	150,765	195,396
End of year	$139,582	$150,765

Preferred ESOP Fund

On March 1, 1990, the Preferred ESOP Fund issued a note to the Company in the amount of $25 million, which carried an interest rate of 6.25% per annum. The $25 million principal balance and unpaid interest was paid in its entirety on February 1, 2005.

The Preferred ESOP Fund entered into a financing agreement with the Company on February 1, 1997 which provides access to up to $95 million in financing at the rate of 7.00% per annum. The Preferred ESOP Fund had drawings of $10 million with unpaid interest of $6.4 million outstanding as of December 31, 2006, and drawings of $22 million with unpaid interest of $14.7 million outstanding as of December 31, 2005.  Borrowings will be due no later than December 31, 2010.  No interest shall be due until the maturity date of any borrowings.

The Preferred ESOP Fund debt as of December 31, 2006 was fully repaid on January 31, 2007.

The Pfizer Inc preferred stock is maintained in the Preferred ESOP Fund as unallocated. As principal and interest on the borrowings is paid, the preferred shares become available to be allocated to participants' accounts as Company matching contributions.  All previously unallocated preferred stock was allocated to participants in January 2007.

The Preferred ESOP Fund held 3,095,843 preferred shares as allocated and 400,065 preferred shares as unallocated as of December 31, 2006.Following are the net assets/(liabilities) available for plan benefits and significant components of the changes in net assets/(liabilities) available for plan benefits relating to the Preferred ESOP Fund:

	December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$--	$1,650	$1,650
Pfizer Inc preferred stock	231,060	2,036	233,096
Total investments	231,060	3,686	234,746

Receivables:
Company contributions	--	8,491	8,491
Dividends and interest	--	2,207	2,207
Total receivables	--	10,698	10,698
Total assets	231,060	14,384	245,444

Liabilities:
Notes payable	--	10,000	10,000
Interest payable	--	6,432	6,432
Other payables	38	--	38
Total liabilities	38	16,432	16,470

Net assets/(liabilities)available for plan benefits	$231,022	$(2,048)	$228,974

	December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$8,349	$2,000	$10,349
Pfizer Inc preferred stock	228,375	22,997	251,372
Total investments	236,724	24,997	261,721

Receivables:
Company contributions	--	11,438	11,438
Dividends and interest	--	2,648	2,648
Total receivables	--	14,086	14,086
Total assets	236,724	39,083	275,807

Liabilities:
Notes payable	--	22,000	22,000
Interest payable	--	14,700	14,700
Other payables	17	--	17
Total liabilities	17	36,700	36,717

Net assets available for plan benefits	$236,707	$2,383	$239,090

	Year ended December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$7,890	$12,758	$20,648
Interest	241	8	249
Dividends	5,474	1,600	7,074
Total investment income	13,605	14,366	27,971

Company contributions	2,342	8,491	10,833
Allocation of 277,485 shares of Pfizer Inc preferred stock for Company matching contributions	17,985	(17,985)	--
Total additions/(reductions)	33,932	4,872	38,804

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	29,157	--	29,157
Transfers to/(from) other investment funds	10,460	8,228	18,688
Interest on notes payable	--	1,075	1,075
Total deductions	39,617	9,303	48,920

Net decrease	(5,685)	(4,431)	(10,116)

Net assets/(liabilities) available for plan benefits:
Beginning of year	236,707	2,383	239,090
End of year	$231,022	$(2,048)	$$228,974

	Year ended December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in investments	$(31,242)	$(9,957)	$(41,199)
Interest	152	15	167
Dividends	9,442	1,737	11,179
Total investment loss	(21,648)	(8,205)	(29,853)

Company contributions	1,549	11,438	12,987
Allocation of 357,801 shares of Pfizer Inc preferred stock for Company matching contributions	22,707	(22,707)	--
Total additions/(reductions)	2,608	(19,474)	(16,866)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	30,942	--	30,942
Participant loan transfers, net	33	--	33
Transfers to other investment funds	7,519	(97)	7,422
Interest on notes payable	--	2,721	2,721
Total deductions	38,494	2,624	41,118

Net decrease	(35,886)	(22,098)	(57,984)

Net assets available for plan benefits:
Beginning of year	272,593	24,481	297,074
End of year	$236,707	$2,383	$239,090

Common ESOP Fund

As of December 31, 2005, the outstanding principal balance on the Common ESOP Fund's external debt was $1.9 million (carrying an interest rate of 8.13%). The external debt was repaid in July 2006.  In addition, the Common ESOP Fund carried a separate internal note payable to the Company. The outstanding principal balance of the internal note as of December 31, 2006 and 2005 was approximately $2.4 million and $6.7 million, respectively (carrying an interest rate of 5.71%).

The Common ESOP Fund debt as of December 31, 2006 was fully repaid on June 15, 2007.

The proceeds of the borrowings were used to purchase Pfizer Inc common stock. The Pfizer Inc common stock was maintained in the Common ESOP Fund as unallocated. This stock was released for allocation to participants' accounts in accordance with the terms of the Plan.  As of December 31, 2006, all previously unallocated common stock had been allocated to participants' accounts.

The Common ESOP Fund held 7,013,862 common shares as allocated as of December 31, 2006.

Following are the net assets/(liabilities) available for plan benefits and significant components of the changes in net assets/(liabilities) available for plan benefits related to the Common ESOP Fund:

	December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$878	$815	$1,693
Pfizer Inc common stock	181,659	--	181,659
Total investments	182,537	815	183,352

Receivables:
Company contributions	933	--	933
Dividends and interest	4	3	7
Total receivables	937	3	940
Total assets	183,474	818	184,292

Notes payable	--	2,371	2,371
Total liabilities	--	2,371	2,371

Net assets/(liabilities) available for plan benefits	$183,474	$(1,553)	$181,921

	December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$609	$1,723	$2,332
Pfizer Inc common stock	165,528	618	166,146
Total investments	166,137	2,341	168,478

Receivables:
Company contributions	--	--	--
Dividends and interest	2	10	12
Total receivables	2	10	12
Total assets	166,139	2,351	168,490

Notes payable	--	8,614	8,614
Interest payable	63	--	63
Total liabilities	63	8,614	8,677

Net assets/(liabilities) available for plan benefits	$166,076	$(6,263)	$159,813

	Year Ended December 31, 2006
(in thousands of dollars)	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$18,106	$5,606	$23,712
Interest	38	60	98
Dividends	8,790	25	8,815
Total investment income	26,934	5,691	32,625

Company contributions	19,095	--	19,095
Total additions	46,029	5,691	51,720

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	20,332	--	20,332
Transfers to other investment funds	8,299	679	8,978
Interest on notes payable	--	302	302
Total deductions	28,631	981	29,612

Net increase	17,398	4,710	22,108

Net assets/(liabilities) available for plan benefits:
Beginning of year	166,076	(6,263)	159,813
End of year	$183,474	$(1,553)	$181,921

	Year Ended December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in investments	$(26,337)	$(1,623)	$(27,960)
Interest	16	119	135
Dividends	5,524	187	5,711
Total investment loss	(20,797)	(1,317)	(22,114)

Company contributions	--	943	943
Allocation of 882,665 shares of Pfizer Inc common stock for Company matching contributions	21,756	(21,756)	--
Total additions/(reductions)	959	(22,130)	(21,171)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	19,600	--	19,600
Loan to participants	26	--	26
Transfers to other investment funds	6,669	--	6,669
Interest on notes payable	--	491	491
Total deductions	26,295	491	26,786

Net decrease	(25,336)	(22,621)	(47,957)

Net assets/(liabilities) available for plan benefits:
Beginning of year	191,412	16,358	207,770
End of year	$166,076	$(6,263)	$159,813

7.    Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants and deemed distributions, representing withdrawing participants with outstanding loan balances, are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Also, fixed income investments representing SICs are reported on Form 5500 at fair value, whereas the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits according to the financial statements to the Plan's Form 5500 filed for 2005 and expected to be filed for 2006.

	December 31,
(in thousands of dollars)	2006	2005

Net assets available for plan benefits per the financial statements	$2,799,049	$2,740,692
Adjustment of fixed income investments from contract value to fair value	(274)	--
Amounts allocated to withdrawing participants	(1,625)	(584)
Deemed distributions	(138)	--
Net assets available for plan benefits per Form 5500	$2,797,012	$2,740,108

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Years ended December 31,
(in thousands of dollars)	2006	2005

Benefits paid to participants per the financial statements	$395,961	$326,637
Add: Amounts allocated to withdrawing participants and deemed distributions at end of year	1,763	584
Less: Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(584)	(214)
Benefits paid to participants per Form 5500	$397,140	$327,007

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2006	2005

Net appreciation in investments per the financial statements	$246,604	$17,976
Less: Adjustment of fixed income investments from contract value to fair value at December 31, 2006	(274)	--
Net appreciation in investments per the Form 5500	$246,330	$17,976

PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(in thousands of dollars)

Identity of issue, borrower or similar party	Description of investment	Cost	Current Value

Corporate Stock - Preferred
*PFIZER INC	3,495,908 shares	$140,924	$233,139

Corporate Stock - Common
*PFIZER INC	12,358,975 shares	$310,057	$320,097

Common/Collective Trust
*COLLECTIVE SHORT-TERM INVESTMENT FUND	Money Market Fund	34,278	34,278
MFO BGI INTERMEDIATE GOVERNMENT CREDIT BOND FUND	Com. Coll. Fund: 12,531,294 units	198,869	221,804
MFO BGI EQTY INDEX "T" FD	Com. Coll. fund: 11,471,820 units	332,475	504,875
MFO BGI EXTD MKT EQTY INDEX "K" FD	Com. Coll. fund: 3,704,384 units	99,332	149,398
MFO CAP GUARDIAN INTL NON-US EQTY	Com. Coll. Fund: 11,258,643 units	151,721	246,114
Total Common/Collective Trusts		$816,675	$1,156,469

Registered Investment Companies
MFD FIDELITY GROWTH COMPANY FUND	Mutual fund: 2,822,898 units	149,368	196,784
MFO AMER BALANCED FD INC CAP OPEN END FD	Mutual fund: 64,090 units	1,142	1,219
MFO AMERN CENTY ULTRA INV FD	Mutual fund: 82,448 units	2,344	2,235
MFO DODGE & COX STOCK FD OPEN END FD	Mutual fund: 1,393,084 units	159,890	213,783
MFO NEUBERGER & BERMAN GUARDIAN EQTY FD	Mutual fund: 104,299 units	1,798	1,968
MFO TEMPLETON FDS INC FGN FD CL A	Mutual fund: 2,781 units	776	857
Total Registered Investment Companies		$315,318	$416,846

Self-Directed Brokerage Account			$21,811

Synthetic Investment Contracts
Monumental Life Ins. Co ABS Insurance Contract No. MDA00349TR	Global wrap: 66,128,449 units; interest rate: 5.2%	66,128	6,417
Rabobank Nederland Contract No. UP060101	Global wrap: 66,128,375 units: interest rate: 5.2%	66,128	66,417
UBS AG Contract No. 3080	Global wrap: 66,128,293 units: interest rate: 5.2%	66,128	66,417
AIG Financial Products Corp. Landesbank Contract No. 541686	Global wrap: 66,128,234 units: interest rate: 5.2%	66,128	66,418
AEGON Global Wrap Contract No. CDA0003TR	Global wrap: 361,838,124 units: blended interest rate: 5.06%	361,838	360,407
Total Synthetic Investment Contracts		$626,350	$626,076

*Participant Loans	4,370 Loans,
	Interest rate: 4.75% - 10.5%
	Maturity date range: Jan. 2007 - Dec. 2016	$29,162	$29,162

Grand Total		$2,238,486	$2,803,600

* Party-in-Interest as defined by ERISA

See accompanying report of independent registered pubic accounting firm.

 PHARMACIA SAVINGS PLAN
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2006
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Inc*	Common stock; 71 purchases	$62,842	$--	$62,842	$62,842	$--

Pfizer Inc*	Common stock; 127 sales	$--	$84,169	$84,832	$84,169	$(663)

*Party-in-interest as defined by ERISA

See accompanying report of independent registered pubic accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee - U.S. Plans have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Administrative Committee- U.S. Plans

Date:  June 29, 2007

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated April 16, 2003 (File No. 333-104582) of our report dated June 29, 2007, relating to the statements of net assets available for plan benefits of the Pharmacia Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Pharmacia Savings Plan.

/s/ KPMG LLP

Memphis, Tennessee
June 29, 2007